February 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Gordon
Mr. John Cash
Office of Manufacturing

Re:	Cemtrex, Inc.
Form 10-K for the Year Ended September 30, 2021
Filed January 21, 2022
File No. 001-37464

Gentlemen:

This letter responds to the comments received from the staff of the Securities and Exchange Commission (the “SEC”) by letter dated February 22, 2022, with respect to the Form 10-K for the Year Ended September 30, 2021, filed January 21, 2022, File No. 001-37464.

To facilitate the staff’s review, the SEC’s comments precede each of the Company’s responses.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 30

1.	We note you did not conclude on the effectiveness of your disclosure controls and procedures as of September 30, 2021. Please be advised that all annual and quarterly filings should include a conclusion as to whether disclosure controls and procedures are effective or not effective as of the report date as required by Item 307 of Regulation S-K.

Response: The Company will file an amended 10-K to include in Item 9A whether the company’s disclosure controls and procedures are effective or not effective as of the report date as required by Item 307 of Regulation S-K.

Management’s Annual Report on Internal Control

Over Financial Reporting, page 31

2.	We note you did not conclude on the effectiveness of your internal control over financial reporting as of September 30, 2021. Please be advised that all annual filings should include a conclusion as to whether internal control over financial reporting is effective or not effective as of the report date as required by Item 308 of Regulation S-K.

Response: The Company will file an amended 10-K to include in Item 9A whether the company’s disclosure controls and procedures are effective or not effective as of the report date as required by Item 308 of Regulation S-K.

Should any member of the SEC’s staff have any questions concerning the enclosed responses or desire any further information or clarification in respect of the Form 10-K for the Year Ended September 30, 2021, please do not hesitate to contact us at (631) 756-9116 or our counsel, Scott Doney of The Doney Law Firm at (702) 982-5686.

Very truly yours,

/s/ Paul Wyckoff .
Paul Wyckoff
Interim Chief Financial Officer
Cemtrex, Inc.

cc:	Scott Doney
The Doney Law Firm

Cemtrex Inc. ● 276 Greenpoint Ave Bld 8 Suite 208 ● Brooklyn, NY USA ● 11222 ● Tel:631.756.9116 Fax: 631.420.4985

www.cemtrex.com ● info@cemtrex.com